FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 27, 2004

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant's name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 ---

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: January 27, 2004	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE

       ELDORADO No. 04-02

TSX: ELD  AMEX: EGO

  March 9, 2004

2003 FINANCIAL RESULTS

(all figures in United States dollars)

VANCOUVER, BC - Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) provides its report on the financial results of the Company for the year ended December 31, 2003.

2003 Highlights

  Net loss of $45.0  million or $0.20  cents per common share

  Year end cash balance $105.5 million

  Working capital of $107.1  million

  Company adopts Canadian Handbook sections 3063 “Impairment of Long-Lived Assets ”and section 3110 “ Asset Retirement Obligations ”

  95,049 ounces of gold produced  at cash cost of  $234  per ounce

  Equity raised  $55.3 million to construct Kisladag Mine Project in Turkey

  Convertible debenture repaid

  Company remains debt and hedge free

  Increased reserves to 6.6 million ounces of gold

  Agreement with China National Gold Group Corporation (“CNGC”)

2003 Results

Eldorado today reported a net loss of $45.0 million or $0.20 cents per common share. $44.6 million of the net loss is a direct result of three significant non-cash write-downs; the São Bento Mine $39.5 million; the Kaymaz Gold Project $4.3 million; and obsolete equipment inventories $0.8 million. This compares with a net profit of $1.8 million or $0.01 per common share in 2002.  For the year, the Company realized an average gold price of $361 per ounce for 95,544 ounces of gold sold compared to $306 per ounce for 99,659 ounces of gold sold in 2002.  Eldorado raised $78.6 million in 2003, repaid its convertible debenture and remains debt free and unhedged.

For the purposes of calculating the net asset value of São Bento, which resulted in a write-down of $39.5 million, the Company used only proven and probable reserves in its calculations.  During 2003, 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed.  Deeper drilling (below the 32nd Level) has identified a metabasite intrusive complicating continuity of mineralization at depth.  The Company elected not to use inferred resources in determining the carrying value at São Bento. However, the ore body remains open at depth and drilling continues in 2004 with 18,000 meters planned to further extend resources.

Operating Performance

Eldorado’s cash costs in 2003 were $234 per ounce, an increase of $50 per ounce compared to 2002.  Production of 95,049 ounces of gold for the year ending December 31, 2003 compares to production of 103,533 per ounces of gold in 2002.  The decreased production in 2003 is the result of the São Bento Shaft Deepening Project, which is scheduled for completion in 2005. The Shaft Deepening Project will provide the opportunity for the Company to extend the profitable life of the Mine and enable the maximum recovery of the existing resource and provide the infrastructure for extending beyond the existing resource base.  Contributing to the higher cash costs are the interference to mining operations caused by the Shaft Deepening Project, an 18% appreciation of the Brazilian Real, higher inflation and increased ore transportation costs as the mining extends further below the bottom of the present shaft.

In  2003, the Company generated cash flow from operations of $3.6 million.  The total cash cost in 2003 of produced ounces was $241 per ounce, 27.5% or $52 per ounce higher than the total cash cost in 2002.

Accounting Policy

Consistent with the disclosure contained in the Company’s Notes to the 2002 Audited Financial Statements, effective 2003, the Company has adopted two new sections from the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063, Impairment of Long-Lived Assets (“CICA 3063”) and Section 3110, Asset Retirement Obligations (“CICA 3110”).   In addition, the Company has also adopted, effective 2003, the fair value based method of accounting for stock based compensation via the early application of recommendations contained in CICA 3870.

“2003 was a year of achievement for Eldorado,” commented Paul Wright, President and Chief Executive Officer. “We’ve strengthened our balance sheet, advanced our Kisladag Project and increased our proven and probable reserves to 6.6 million ounces while increasing our resources to 11.3 million ounces. We have broadened our shareholder base, increased our share value in 2003 by 96% from Cdn$2.07 to Cdn$4.05 and provided added visibility as we continue with our plan of controlled, profitable and sustainable growth.”

“In 2004 we look forward to beginning construction of the Kisladag Mine, advancing our new China initiative by continuing our review of CNGC portfolio of assets and advancing our exploration projects in Brazil and Turkey. At São Bento we plan to produce 95,000 ounces at cash cost of $245.”

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have enormous geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Earl W. Price”

Earl W. Price

Chief Financial Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this news release concerning descriptions of  mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is  a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded toa higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form.  Forward-looking statements in this release include statements regarding the expectations and beliefs of management, the assumed long-term price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the potential of Eldorado’s properties and expectations of growth.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

 920-1055 W. Hastings St.,

Fax: 604.687.4026

Vancouver, BC V6E 2E9

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

December 31, 2003	Report to Shareholders
Suite 920, Guinness Tower 1055 West Hastings Street Vancouver, British Columbia V6E 2E9 Phone: (604) 687-4018 Fax: (604) 687-4026

Management’s Responsibility for Financial Reporting

The financial statements and the information contained in the annual report have been prepared by and are the responsibility of Management of the Company. The financial statements have been prepared in accordance with accounting pr inciples generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 16 and, where appropriate, reflect management’s best estimates and judgements based on currently available information.

The Audit Committee of the Board of Directors, consisting of three members, meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The Company’s independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

“Earl W. Price”	“Paul N. Wright”

Earl Price	Paul Wright
Chief Financial Officer	President and Chief Executive Officer

February 20, 2004

AUDITORS’ REPORT

To the Shareholders of Eldorado Gold Corporation

We have audited the consolidated balance sheets of Eldorado Gold Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers”

Chartered Accountants

Vancouver, BC Canada February 20, 2004

Eldorado Gold Corporation
Consolidated Balance Sheets
As At December 31
(Expressed in thousands of U.S. dollars)
	2003	2002

ASSETS
Current Assets
Cash and cash equivalents	$105,465	$37,627
Accounts receivable	3,213	1,380
Inventories (Note 4)	5,623	5,866

	114,301	44,873

Property, plant and equipment (Note 3, 5)	23,784	64,382
Mineral properties and deferred development (Note 5)	32,287	32,958
Investments and advances	1,258	108
Other assets and deferred charges	-	90
	$171,630	$142,411

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$7,164	$8,225

	7,164	8,225

Asset retirement obligation (Note 3, 6)	7,172	6,766
Contractual severance obligation	318	-
Deferred gain (loss) (Note 7)	(329)	1,957
Future income taxes (Note 11)	3,830	196
Convertible debentures (Note 8)	-	6,796

	18,155	23,940

SHAREHOLDERS' EQUITY
Share capital (Note 9)	444,665	366,046
Contributed surplus	1,094	-
Stock based compensation (Note 3, 9)	1,418	-
Equity portion of convertible debentures (Note 8)	-	1,094
Deficit	(293,702)	(248,669)
	153,475	118,471
	$171,630	$142,411

Commitments and Contingencies (Note 12)

Approved by the Board

"Robert Gilmore"	"Paul Wright"

Director	Director

Eldorado Gold Corporation

Consolidated Statements of Operations and Deficit

For The Years Ended December 31

(Expressed in thousands of U.S. dollars except per share amounts)

		2003	2002	2001

Revenue
Gold sales		$36,814	$34,051	$34,443
Interest and other income		1,415	5,245	944
		38,229	39,296	35,387
Expenses
Operating costs		22,604	19,027	23,446
Depletion, depreciation and amortization		10,321	10,699	9,353
General and administrative		4,961	3,238	3,296
Exploration expense		1,956	1,078	508
Interest and financing costs		569	1,156	2,655
Loss (gain) on settlement of convertible debenture (Note 8)		227	(463)	-
Stock based compensation expense		1,418	-	-
Accretion expense		406	383	361
Foreign exchange loss (gain)		(6,494)	1,046	173

		35,968	36,164	39,792
Profit (loss) before the undernoted items		2,261	3,132	(4,405)

Writedown of assets		(44,645)	(415)	(24)
Reorganization costs		-	-	(406)
(Loss) gain on disposals of property, plant and equipment		(186)	(205)	74
(Loss) Profit before income taxes		(42,570)	2,512	(4,761)

Taxes (Note 11)
Current		1,107	(1,121)	(155)
Future		(3,570)	387	465

Net (loss) income for the year		$(45,033)	$1,778	$(4,451)

Deficit at the beginning of the year:
As previously reported		(247,649)	(249,785)	(245,389)
Change in accounting policy (Note 3)		(1,020)	(662)	(607)

As restated		$(248,669)	$(250,447)	$(245,996)

Deficit at the end of the year		$(293,702)	$(248,669)	$(250,447)

Weighted average number of shares outstanding		221,770,349	147,597,481	99,736,407

Basic (loss) Income per share - U.S.	$	$ (0.20)	$0.01	$(0.04)

Basic (loss) Income per share - CDN.$ - (yearly avg. rate)		$(0.28)	$0.02	$(0.06)

Diluted (loss) Income per share - U.S.	$	$ (0.20)	$0.01	$(0.04)

Eldorado Gold Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31
(Expressed in thousands of U.S. dollars)
	2003	2002	2001

Cash flows from operating activities
Net (loss) income for the year	$(45,033)	$1,778	$(4,451)
Items not affecting cash
Depletion, depreciation and amortization	10,321	10,699	9,353
Future income taxes	3,570	(387)	(465)
Writedown of assets	44,929	415	24
Loss (Gain) on disposals of property, plant and equipment	-	205	(74)
Loss (Gain) on settlement of convertible debenture (Note 8)	227	(463)	-
Interest and financing costs	127	249	373
Amortization of hedging gain	(2,286)	(3,550)	(2,791)
Stock based compensation expense	1,418	-	-
Contractual severance expense	318	-	-
Accretion expense	406	383	361
Foreign exchange (gain) loss	(6,850)	1,784	789
	7,147	11,113	3,119
(Increase) Decrease in accounts receivable	(1,833)	1,585	277
(Increase) decrease in inventories	(607)	(425)	293
(Decrease) Increase in accounts payable and accrued liabilities	(1,061)	(2,985)	5,250
Liquidation of hedges	-	-	4,090
	3,646	9,288	13,029
Cash flow from investing activities
Property, plant and equipment	(9,391)	(5,334)	(4,513)
Proceeds from disposals of property, plant and equipment	-	64	231
Mineral properties and deferred development	(3,604)	(2,285)	(1,231)
Investments and advances	(1,196)	37	61
Proceeds from disposals of investments and advances	-	-	70
Restricted cash	-	475	6,578

	(14,191)	(7,043)	1,196
Cash flow from financing activities
Repayment of long-term debt	-	(15,476)	(10,660)
Repayment of convertible debentures	(7,150)	-	-
Issue of common shares:
Voting - for cash	78,619	47,966	5
Other assets and deferred charges	-	(95)	(295)

	71,469	32,395	(10,950)

Foreign exchange gain (loss) on cash held in foreign currency	6,914	(1,765)	(823)

Net Increase (decrease) in cash and cash equivalents	67,838	32,875	2,452

Cash and cash equivalents at beginning of the year	37,627	4,752	2,300

Cash and cash equivalents at end of the year	$105,465	$37,627	$4,752

Supplemental cash flow information
Interest paid	$541	$937	$1,725

Income tax paid	$242	$382	$102

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

1. Nature of operations

Eldorado Gold Corporation (“Eldorado”, or “Company”) is engaged in gold mining and related activities, including exploration and development, extraction, processing and reclamation. Gold, the primary product, is produced in Brazil. Exploration activities are carried on in Brazil, Turkey and China.

The Company has not determined whether all its development properties contain ore reserves that are economically recoverable. The recoverability of the amount shown for mineral properties and deferred development is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing, licenses and permits to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties. The amounts shown as mineral properties and deferred development represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2. Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Eldorado and its subsidiaries. The consolidated financial statements have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Foreign currency translation

Eldorado’s subsidiaries are integrated operations. The financial statements and other transactions stated in foreign currencies are translated into U.S. dollars using the temporal method, as noted below:

   Monetary assets and liabilities are translated at the exchange rate at the balance sheet dates;
   Non-monetary assets are translated at historical rates;
   Revenue and expense items are translated at the average rate for the year; and
   Translation gains and losses are included in operations.

Cash and cash equivalents

Cash and cash equivalents include those short-term money market instruments which on acquisition have a term to maturity of three months. The Company limits its exposure to credit loss by placing its cash with institutions which are believed to be credit-worthy.

Inventories

In-process inventories, including ore stockpiles when applicable, are valued at the lower of average production costs and net realizable value, after a reasonable allowance for further processing costs. Materials and supplies are valued at the lower of average cost and replacement cost.

Investments

Investments in shares of other companies are carried at cost or at cost less amounts written off to reflect an impairment in value that is other than temporary.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Property, plant and equipment

Property, plant and equipment are carried at cost, including costs associated with properties under development. Assets used in commercial production are subject to depreciation and depletion over their estimated useful lives, on the basis described below:

Mineral properties and capitalized development costs for an underground operation - where the mine operating plan calls for production from well defined ore reserves, the life of mine method is applied.

Buildings, machinery, mobile and other equipment - depreciated on a straight-line basis over the life of the mine.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources including proven and probable reserves, operating capital and asset retirement obligation on an undiscounted basis. If the undiscounted cash flows are less then the net book value, reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows on a discounted basis.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management considers whether the carrying value should be reduced.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possib le that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Exploration and development

Exploration costs are charged against operations as incurred until a mineral resource is established on a property, from which time exploration expenditures are capitalized.

Deferred financing charges

Deferred financing charges consist of commissions and expenses related to establishing the related indebtedness and have been amortized to operations over the life of such indebtedness.

Asset Retirement Obligation

The fair value of liabilities for asset retirement obligations is recognized in the period they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period.

Revenue recognition

Revenues from the sale of bullion are recognized when the goods have been delivered and title passes to the purchaser.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company, in assessing the carrying value of its properties utilizes several accounting estimates including reserves and resources, gold price, operating costs and foreign currency.

Share option plan

In 2003, the Company adopted the new recommendations for accounting and reporting for stock-based compensation as required by CICA Handbook section 3870, “Stock-based compensation and other stock-based payments.” (“CICA 3870”) CICA 3870 recommends fair-value accounting for awards of stock options to employees under the share option plans.

Consideration paid for shares on exercise of the share options is credited to share capital.

Income taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period that includes the enactment date. A future income tax asset is recorded when the probability of the realization is more likely than not.

Earnings (loss) per share

Earnings or loss per share are presented for basic and diluted net income (loss). A basic earnings per share is computed by dividing net income or loss by the weighted average number of outstanding common shares for the year. The computation of diluted earnings per share includes the same numerator but the denominator is increased to include the number of additional common shares that would have been issued if potentially dilutive common shares had been issued.

3. Changes in Accounting Policy

(a) Adoption of Impairment of Long-Lived Assets

In 2003, the Company adopted the new recommendations for accounting and reporting for impairment of long-lived assets as required by CICA Handbook section 3063, “Impairment of Long-Lived Assets” (“CICA 3063”). An impairment loss is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and is measured as the difference between the carrying amount and fair value of the asset. As a result of the adoption of CICA 3063 a write down of $3,900 was reported.

(b) Adoption of Stock Based Compensation

The Company has applied CICA 3870 prospectively and has recorded $1,418 of compensation costs based on the fair value at the grant date for those options granted in 2003.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

(c) Adoption of Asset Retirement Obligation

In 2003, the Company adopted the new recommendations for accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook section 3110, “Asset Retirement Obligations”. (“CICA 3110”) see note 6. CICA 3110 requires that the fair value of a liability for an asset retirement obligation, based on estimated third party costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. This estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability though annual charges to earnings over the estimated life of the mine. The Company has applied the changes retroactively and prior periods have been restated. The effects of the restatement are presented below:

Income Statement	2003	2002	2001

Depletion, depreciation and amortization before change	$9,959	$10,337	$8,991
Change in accounting policy	362	362	362

Depletion, depreciation and amortization after change	$10,321	$10,699	$9,353

Accretion expense before change	$-	$-	$-
Change in accounting policy	406	383	361

Accretion expense after change	$406	$383	$361

Future taxes before change	$(3,570)	$-	$(203)
Change in accounting policy	-	387	668

Future taxes after change	$(3,570)	$387	$465

Net (loss) income before change	$(44,265)	$2,136	$(4,396)
Change in accounting policy	(768)	(358)	(55)

Net (loss) income after change	$(45,033)	$1,778	$(4,451)

Basic (loss) income per share before change - U.S.	$(0.20)	0.01	(0.04)
Change in accounting policy	-	-	-

Basic (loss) income per share after change - U.S.	$(0.20)	0.01	(0.04)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

Balance Sheet	2003		2002		2001

Property, plant and equipment before change	$21,867		$62,103		$66,495
Change in accounting policy	1,917		2,279		2,641

Property, plant and equipment after change	$23,784		$64,382		$69,136

Asset retirement obligation before change	$3,467		$3,467		$3,467
Change in accounting policy	3,705		3,299		2,916

Asset retirement obligation after change	$7,172		$6,766		$6,383

Future income tax liability before change	$3,830		$196		$178
Change in accounting policy	-		-		387

Future income tax liability after change	$3,830		$196		$565

4. Inventories

	2003			2002

In process inventory	$1,584	$		1,480

Materials and Supplies	4,039			4,386

	$5,623	$		5,866

5. Property, Plant and Equipment

	2003			2002
Property, plant and equipment
São Bento mine 113,488 $ 122,461 $
Accumulated depreciation and depletion	(59,665)			(49,473)

	$62,796			$64,015
Write downs	$(39,758)			-

	$23,038			$64,015

Office furniture and equipment	$2,430			$2,012
Accumulated depreciation	(1,684)			(1,645)

	$746			$367

Total property, plant and equipment	$23,784			$64,382

Mineral properties and deferred development	$36,562			$32,958
Write downs	$(4,275)			$-

Total mineral properties and deferred development	$32,287			$32,958

	$56,071			$97,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

For the purposes of calculating the net carrying value of São Bento, which resulted in a total write-down of $39,520, the Company has elected not to use inferred resources in the net asset value calculation.

6. Asset Retirement Obligation

In the current year, the Company obtained an independent study to evaluate the fair value of the expected closure costs of the Company’s São Bento mine. The total undiscounted amount of the estimated closure costs as determined by the study total $9,822. In assessing the carrying amount for the asset retirement obligation management used the following key assumptions in deriving our reported figures.

Mine closure date: December 31, 2008 Credit adjusted risk-free rate: 6%

At the present time, the Company has concluded that there are no asset retirement obligations associated with the Turkish properties.

7. Deferred Gain

Eldorado recorded a deferred gain of nil in 2003 and 2002, and $4,090 in 2001 as a result of liquidating a portion of its hedging position. The remaining hedging loss of $329 will be taken into income over the first quarter of 2004 when the originally hedged productio n is produced.

8. Convertible Debentures

	2003	2002

Debentures	$-	$6,796

Equity portion of convertible debentures	-	1,094

Debentures maturing November 1, 2004

On September 29, 2003 the balance of the instrument was redeemed for $7,150 resulting in an early redemption loss of $227. As a result of this redemption the equity portion of the convertible debenture was taken into contributed surplus.

On June 20, 2002, the Company agreed, by private contract, to purchase $2,000 of the convertible debentures for a purchase price of 1,597,867 common shares of the Company. These common shares were issued on July 17, 2002. As a consequence of this transaction, the debt and equity components were reduced by $1,863 and $306, respectively, and a gain on settlement of $463 was recognized in earnings, offset by $32 in deferred costs charged to share capital as a share issue cost.

The instrument was accounted for as a debt instrument, at its present value, with an amount recorded in equity to reflect the estimated fair value of the conversion feature. The debt has been accreted to its face value over the term of the debentures. The face value of the convertible debentures is $7,150 at December 31, 2002 (December 31, 2001 - $9,150).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9. Share Capital

(a) Authorized and Issued Share Capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. The details of the common shares issued and outstanding are as follows:

2002	Shares Issued	Amount

Shares at beginning of the year	102,320,772	$316,406
Shares for exercised stock options	1,450,000	468
Shares for cash consideration - Financing	88,273,810	42,536
Shares for cash consideration - Warrants	12,600,561	5,008
Shares for conversion of Convertible Debenture	1,597,867	1,674
Shares returned to Treasury	(39,000)	(46)

Shares at December 31, 2002	206,204,010	$366,046

2003

Shares at beginning of the year	206,204,010	$366,046
Shares for exercised stock options	3,189,500	1,301
Shares for cash consideration - Financing	25,000,000	52,822
Shares for cash consideration - Warrants	19,567,666	24,496

Shares at December 31, 2003	253,961,176	$444,665

On February 15, 2002, the Company completed a private placement of 59,523,810 special warrants at a price of Cdn$0.42 per special warrant to raise gross proceeds of Cdn$25,000,000 (US$15,728). Net proceeds after payments of all expenses relating to the offering were Cdn$22,957,000 (US$14,439). Each special warrant entitled the holder to receive one common share of the Company at no additional cost. In consideration for acting as Eldorado’s Underwriters in respect of the sale of the special warrants, the agents received a cash commission, and compensation warrants exercisable without payment of additional consideration of 5,952,381 special warrants at Cdn$0.49. All compensation options have been exercised at a price of Cdn$0.49.

During 2002 a total of 12,600,561 shares were issued for the above warrants and proceeds of $5,008 were received.

On December 23, 2002, the Company completed a financing of 28,750,000 units at a price of Cdn$1.60 per unit with a syndicate of underwriters for a gross proceeds of Cdn$46,000,000 (US$29,637). Net proceeds after payments of all expenses relating to the offering were Cdn$43,605,000 (US$28,097). Each unit consists of one common share in the capital of the Company and one-half of one common share

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$2.00 until December 23, 2003.

During 2003 a total of 19,520,416 shares were issued for the above warrants and proceeds of $24,352 were received, 65,950 warrants were not exercised.

On August 25, 2003, the Company completed a financing of 25,000,000 units at a price of Cdn$3.10 per unit with a syndicate of underwriters for a gross proceeds of Cdn$77,500,000 (US$55,320). Net proceeds after payments of all expenses relating to the offering were Cdn$73,999,000 (US$52,822). Each unit consists of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to acquire one common share at a price of Cdn$4.10 until August 25, 2004.

During 2003 a total of 47,250 shares were issued for the above warrants and proceeds of $144 were received and 12,452,750 warrants remains outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9. Share Capital (continued)

(b) Share option plan

As at December 31, 2003, the Company has a share option plan as described below. The Company accounts for its grants under those plans in accordance with the fair value based method of accounting for stock based compensation. Compensation costs charged against net income in 2003 for the plans was $1,418.

The Company established a share option plan (the “Plan”) in June 1994. Amendments to the Plan were approved in June 1995, June 1996 and May 2000. The Board of Directors administered the Plan whereby from time to time, share option grants were provided for up to a total of 10,200,000 share options to directors, officers, employees, consultants or advisors.

At the Annual Meeting of Shareholders held on April 30, 2003, the Company received approval from the shareholders for the implementation of a share option plan to provide for grants of options to officers and directors of the Company separate from the Plan.

The shareholders resolved that the Plan be amended to remove the eligibility of directors and officers of the Company for grants of share options under the Plan. A separate share option plan for Officers and Directors was established (the “D & O Plan”).

The Plan

The Board of Directors administers the Plan, whereby it may from time to time grant share options to employees, consultants or advisors of the Company. 10,200,000 Common Shares (the “Optioned Shares”) are reserved, set aside and made available for issue under and in accordance with the terms of the Plan provided that in no event shall options be granted entitling any single individual to purchase in excess of one half of one percent (0.5%) of the then outstanding common shares. All share options granted under the Plan shall expire not later than tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

The D & O Plan

The Board of Directors administers the D & O Plan, whereby it may from time to time grant share options to directors & officers of the Company. 7,000,000 common shares are reserved, set aside and made available for issue under and in accordance with the D & O Plan. The total number of shares that may be reserved for issuance to any one optionee pursuant to options shall not exceed 1% of the shares of the Company outstanding on a non-diluted basis on the grant date of the options. All share options granted under the D & O Plan shall expire not later than tenth anniversary of the date the options were granted. The exercise price of an option is determined by the Board of Directors, but shall not be less than the quoted price of the common shares of the Company on the Toronto Stock Exchange on the last business day before the date on which the option is granted.

A summary of the terms and status of Company’s outstanding options at December 31, 2003 and 2002 and the changes for the years ending on those dates is presented below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9. Share Capital (continued)

Options (Cdn$)	Outstanding	Weighted Average
	Options	Exercise Price
2002
Outstanding options as at January 1, 2002	4,479,500	$0.51
Granted	1,992,500	0.83
Exercised	(1,450,000)	0.51
Expired/Cancelled	(597,000)	1.10

Outstanding and exercisable options as at December 31, 2002	4,425,000	$0.58

Exercisable options as at December 31, 2002	4,198,333	$0.53

2003
Outstanding options as at January 1, 2003	4,425,000	$0.58
Granted	2,120,000	2.58
Exercised	(3,189,500)	0.58

Outstanding options as at December 31, 2003	3,355,500	$1.82

Exercisable options as at December 31, 2003	2,593,833	$1.47

The following table summarises information about share options granted during the twelve months ended December 31, 2003:

Weighted average
exercise price
Shares	Cdn$

660,000	1.96
100,000	2.25
400,000	2.13
300,000	1.90
275,000	3.65
210,000	3.53
175,000	4.43

2,120,000	2.58

As at December 31, 2003, options to purchase up to 6,165,358 (December 31, 2002 – 1,285,358) shares remained available to be granted under the Plan. Summaries of the Company’s options outstanding, exercise prices and expiry dates are presented below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.	Share Capital (continued)

Stock Options (Cdn$)

	Range of	Number	Weighted-Average	Weighted
	Exercise Prices	Outstanding at	Life	Average Exercise
	($)	December 31, 2003	Remaining	Price ($)
(years)
Less than 0.41	160,000	2.77	0.26
0.41 to 0.50	208,000	0.28	0.50
0.51 to 0.60	50,000	2.77	0.51
0.61 to 0.70	205,000	2.43	0.69
0.71 to 0.80	547,500	3.07	0.71
0.81 to 1.20	-	-	-
1.21 to 1.80	255,000	3.73	1.43
1.81 to 2.70	1,270,000	4.14	2.02
2.71 to 4.05	485,000	4.75	3.60
Greater than 4.05	175,000	4.84	3.60

Total	3,355,500	3.62	1.82

Stock Options (Cdn$)

Range of	Number	Weighted-Average	Weighted
Exercise Prices	Outstanding at	Life	Average Exercise
($)	December 31, 2002	Remaining	Price ($)
		(years)

Less than 0.41	1,641,000	3.15	0.30
0.41 to 0.50	716,500	1.63	0.49
0.51 to 0.60	50,000	3.15	0.51
0.61 to 0.70	445,000	2.67	0.68
0.71 to 0.80	1,182,500	4.09	0.71
0.81 to 1.20	50,000	0.16	1.00
1.21 to 1.80	340,000	4.73	1.42
1.81 to 2.70	-	-	-
Greater than 2.71	-	-	-

Total	4,425,000	3.20	0.58

Had the Company determined compensation costs for this Plan based on the fair value at the grant dates for those share options consistent with the fair value method of accounting for stock-based compensation, the Company’s net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9.	Share Capital (continued)

			December 31, 2002

Net earnings for the period		As reported	$1,778
		Pro forma	$1,302

Basic and diluted earnings per share		As reported	$0.01
		Pro forma	$0.01

The fair values of options included in the pro forma amounts presented above have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

December 31, 2002

Average risk-free interest rate	Ranging from4.24% to 4.71%
Expected life	5 years
Expected Volatility	50%
Expected dividends	nil

The following table summarizes information about the warrants outstanding as at December 31, 2003 and 2002.
2002.

	Outstanding Warrants	Weighted Average Exercise Price (Cdn$)
Warrants outstanding at January 1, 2002	13,872,729
Granted during - 2002	15,287,273
Exercised	(4,823,634)
Expired	(4,750,000)	1.10

Warrants outstanding and exercisable at December 31, 2002	19,586,368	1.68

Warrants outstanding at January 1, 2003	19,586,368	1.68
Granted during - 2003	12,500,000	4.10
Exercised	(19,567,668)	1.69
Expired	(65,950)	2.00

Warrants outstanding and exercisable at December 31, 2003	12,452,750	4.10

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

9. Share Capital (continued)

Number	Weighted-Average
Outstanding at	Remaining
December 31, 2003	Contractual Life	Exercise Price
	(years)	(Cdn.$)

12,452,750	0.65	4.10

(c) Shareholder rights plan

On March 8, 1995, the Board of Directors of Eldorado adopted a Shareholder Rights Plan, which was approved by the shareholders at the Annual General meeting on June 5, 1995. Under the terms of the plan, rights are attached to the common shares. The rights become marketable and exercisable only upon the occurrence of certain specified events. If a person or group acting in concert acquires or announces its intention to acquire 20% or more of the outstanding common shares in a non-permitted bid, each right, on exercise, entitles the holders (other than the acquiring person or group) to purchase common shares of Eldorado at half the current market price per common share.

The rights are not triggered by a “permitted bid” which is, in effect, a bid made to all shareholders for all of the voting shares by way of a bid circular. Such an offer must remain outstanding for at least 75 days and must be accepted by shareholders holding at least 50% of the outstanding shares that are not held by the bidder. At any time prior to the rights becoming exercisable, the Board of Directors may redeem all the rights at $.00001 per right.

(d) Net income (loss) per share

Net income (loss) per share was calculated on the basis of the weighted average number of shares outstanding for the year which amounted to 221,770,349 (2002 – 147,597,481, 2001 – 99,736,407). Diluted net income (loss) per share reflects the dilutive effect of the exercise of stock options and warrants outstanding as at year-end using the treasury stock method. The effect of common stock options and warrants on the net loss per share in 2003 and 2001 was not reflected as to do so would be anti dilutive. The number of shares for the diluted net income per share calculation for 2002 was 149,395,784.

10. Financial Instruments

Fair value of financial instruments

At December 31, 2003 and 2002, the fair value of cash, and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their respective carrying values.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

The carrying values and estimated fair values of Eldorado’s other recognized financial instruments are as follows:

	Carrying	Estimated
	Amount	fair value
2002

Financial Assets
Investments	$108	$108
Financial Liabilities
Convertible debentures (including equity portion)	$7,890	$6,184

2003

Financial Assets
Investments	$1,258	$1,817

11. Taxes

Details of income tax expense related to operations are as follows:

Income Taxes

Recovery (Expense) Current

Future

	2003	2002	2001

Canada	$(41)	$45	$158
Foreign	1,148	(1,166)	(313)

Canada	-	-	(203)
Foreign	(3,570)	387	668

	$(2,463)	$(734)	$310

The reconciliation of the combined Canadian federal and provincial statutory income tax rates to the effective tax rate on earnings before taxes and other items is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

	2003	2002	2001
	%	%	%

Statutory Rate	(37.62)	39.62	(44.62)

Losses not recognized	45.79	142.43	54.26

Foreign income subject to different tax rates	(17.70)	(218.25)	(50.45)

Foreign exchange	21.37	16.50	1.62

Loss not previously recognized	(3.72)	-	-

Non-deductible expense and other items	(2.33)	48.93	32.68

Effective income tax rate	5.79	29.23	(6.51)

Eldorado and its subsidiaries have tax losses from prior years, which are available to offset taxable income of future years. These tax losses expire as follows:

2004                                                             2008                                                              2009                                                                     2010

$ 3,726                                                         $ 3,770                                                           $ 4,493                                                                  $4,785

In addition, the Brazilian subsidiaries have losses of $160,054, which can be used to offset taxable income and $144,649 which can be used to offset income for social contribution tax. These losses have no expiry date and can be used to offset 30% of income in any one year.

Significant components of Eldorado’s future income tax assets (liability) at December 31 were as follows:

	2003	2002

Tax losses	$59,010	$49,658
Liabilities	(3,840)	1,122
Mineral properties	5,127	3,875
Capital assets	12,671	61
Undistributed earnings of a subsidiary	(260)	(196)
Other	2,749	2,832

	$75,457	$57,352
Valuation allowance	(79,287)	(57,548)

Future income tax liability	$(3,830)	$(196)

12. Commitments and Contingencies

Interest on withholding taxes

São Bento Mineraçao may have a liability relating to interest and penalties on accrued but unpaid withholding tax on gold loans. The Company believes there are no grounds to the claim and will defend

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts its position vigorously. If an unfavorable ruling were to occur the Company estimates the liability to be a maximum of $1,100.

13. Guarantee

São Bento Mineraçao has made a guarantee deposit of approximately $529 relating to a tax case. The Company estimates that this amount will be refunded once the tax case has been settled.

14. Segmented Information

All of Eldorado’s operations are related to the gold mining industry. In 2003 and 2002 Eldorado had a single producing mine, São Bento with mining and exploration assets located in South America and Turkey. In 2003, the Company began exploration activities in China.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

		Twelve months
	ended	ended	ended
	December 31	December 31	December 31
	2003	2002	2001

Gold sales
São Bento Mine	$36,814	$34,051	$34,443
	36,814	34,051	34,443

Operating costs
São Bento Mine	22,604	19,027	23,446
Accretion expense	406	383	361

	23,010	19,410	23,807

Depletion, depreciation and amortization
São Bento Mine	10,192	9,396	8,777

	10,192	9,396	8,777

Corporate expenses, net of interest and other income	2,250	(1,498)	(5,756)
(Loss) gain on settlement of convertible debenture	(227)	463	-
Stock based compensation expense	(1,418)	-	-
Exploration expense	(1,956)	(1,078)	(508)
Writedown of assets	(44,645)	(415)	(24)
Reorganization costs	-	-	(406)
(Loss) gain on disposals of property, plant and equipment	(186)	(205)	74

(Loss) profit before income taxes	(42,570)	2,512	(4,761)

Taxes
Current	1,107	(1,121)	(155)
Future	(3,570)	387	465

Net (loss) income for the year	$(45,033)	$1,778	$(4,451)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

14. Segmented Information (continued)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2003	2002	2001

Segment assets
São Bento Mine - Brazil	$42,952	$75,685

Total assets for reportable segments	42,952	75,685

Turkey	32,287	32,958
Other	96,391	33,768

	$171,630	$142,411

Revenues by geographic area
North America	$1,216	$108	$218
South America	36,993	39,184	35,156
Turkey	20	4	13

	$38,229	$39,296	$35,387

Net (loss) income by geographic area
North America	$1,427	$(4,886)	$(6,292)
South America	(40,628)	7,279	2,166
Turkey	(5,678)	(530)	(222)
Australia	(154)	(85)	(103)

	$(45,033)	$1,778	$(4,451)

Assets by geographic area
North America	$91,372	$33,023
South America	43,079	75,916
Turkey	37,174	33,468
Australia	5	4

	$171,630	$142,411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

15. Supplementary cash flow information

The Company conducted non-cash investing and financing activities as follows:

	2003	2002	2001
Financing activities

Long term debt fee accrual	$-	$(56)	$(494)
Increase in long term debt	-	56	494
Interest accrual on convertible debentures	-	177	179
Settlement of convertible debentures	-	1,686	(179)
Gain on conversion of convertible debentures	-	(463)	-
Shares issued for convertible debentures	-	(1,674)	-
Share issue costs for convertible debentures	-	(32)	-
Equity portion of convertible debentures	-	306	-

	$-	$-	$-

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

16. Significant differences from United States accounting principles

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company’s consolidated financial statements are quantified below and described in the accompanying notes:

	Twelve months ended December 31,
	2003		2002	2001

	$	$		$

Net (loss) earnings for the period
reported under Canadian GAAP	(45,033)		1,778	(4,451)
Add (deduct)
Property, plant and equipment costs (a)	14,915	(14,915)		-
Exploration costs (a)	671		(2,285)	(1,231)
Deferred gain amortization - Canadian GAAP (b)	-		(2,395)	(903)
Forward gold sales contracts - U.S. GAAP (b)	-		1,869	1,429
Accretion on convertible
debentures (c)	127		177	179
Accretion on asset retirement obligation - U.S. GAAP (d)	-		383	361
Depletion, depreciation and amortization (d)	-		362	362
Future income tax	-		(387)	(668)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	227		(463)	-

Net (loss) earnings before change in accounting policy	(29,093)		(15,876)	(4,922)

Cumulative effect adjustment - asset retirement obligation (d)	(1,020)		-	-

Net (loss) earnings for the period
under U.S. GAAP before extraordinary items	(30,113)		(15,876)	(4,922)
Gain on settlement of convertible
debentures - U.S. GAAP (c)	-		294	-

Net (loss) earnings for the period after
extraordinary items but before comprehensive
income adjustments	(30,113)		(15,582)	(4,922)

Net (loss) earnings per common
share - U.S. GAAP before and after
extraordinary items
Basic and diluted	(0.14)		(0.10)	(0.04)

Other comprehensive income
Opening balance	1,957		5,195	-
Gold sales contracts (b)	(2,286)		(3,238)	5,195
Unrealized gain on investments (f)	562		-	-

Closing balance	233		1,957	5,195

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2003		2002	2001

	$	$		$

Shareholders’ equity reported under
Canadian GAAP	153,475		118,471	67,359

Cumulative adjustments to shareholders’ equity
add (deduct)

Property, plant and equipment costs (a)	-		(14,915)	-
Exploration costs (a)	(15,365)		(16,036)	(13,751)
Forward gold sales contracts (b)	-		-	100
Deferred gain (loss) on gold sales contracts (b)	(329)		1,957	5,621
Accretion on convertible debentures (c)	1,036		909	732
Contributed surplus	(1,094)		-	-
Equity portion of convertible debentures (c)	-		(1,094)	(1,400)
Loss (gain) on settlement of convertible
debentures - Canadian GAAP (c)	(236)		(463)	-
Gain on settlement of convertible
debentures - U.S. GAAP (c)	294		294	-
Asset retirement obligation (d)	-		1,020	275
Unrealized gain on investments (f)	562		-	-
Future income tax	-		-	387

Shareholders’ equity under U.S. GAAP	138,343		90,143	59,323

Total assets reported under
Canadian GAAP	171,630		142,411	115,525
Add (deduct)
Property, plant and equipment costs (a)	-		(17,194)	(2,641)
Exploration costs (a)	(15,365)		(16,036)	(13,751)
Forward gold sales contracts (b)	-		-	100
Investments (f)	562		-	-

Total assets under U.S. GAAP	156,827		109,181	99,233

Total liabilities reported under
Canadian GAAP	18,155		23,940	48,166
Add (deduct)
Deferred gain on gold sales contracts (b)	329		(1,957)	(5,621)
Convertible debentures (c)	-		354	668
Asset retirement obligation - net (d)	-		(3,299)	(2,916)
Future income tax	-		-	(387)

Total liabilities under U.S. GAAP	18,484		19,038	39,910

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

	Year ended December 31,
	2003		2002	2001

	$	$		$

Cash flows from operating activities
Net earnings (loss) under Canadian GAAP	3,646		9,288	13,029
Exploration costs	(3,604)		(2,285)	(1,231)

Cash flows from operating activities
under U.S. GAAP	42		7,003	11,798

Cash flows from investing activities under
Canadian GAAP	(14,191)		(7,043)	1,196
Exploration costs	3,604		2,285	1,231

Cash flows from investing activities
under U.S. GAAP	(10,587)		(4,758)	2,427

Cash flows from financing activities
under Canadian and U.S. GAAP	71,469		32,395	(10,950)

Foreign exchange loss on cash
held in foreign currency	6,914		(1,765)	(823)

Increase (decrease) in cash and
cash equivalents	67,838		32,875	2,452

Cash and cash equivalents -
Beginning of period	37,627		4,752	2,300

Cash and cash equivalents -
End of period	105,465		37,627	4,752

Additional supplementary cash
flow information
Forward gold sales contracts	-		100	(100)

a) Property, plant and equipment and exploration costs

Exploration costs are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses all exploration costs incurred relating to unproven mineral properties. When proven and probable reserves are determined for a property and upon completion of a feasibility study, subsequent exploration and development costs on the property are capitalized.

As disclosed in Note 5 the Company reported a write-down under Canadian GAAP and accordingly there is no difference to report for 2003 in the carrying value. In 2002 the Company recorded a write down at its São Bento mine of $14,915 due to the exclusion of inferred resources per SFAS 144.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

b) Forward gold sales contracts and foreign exchange purchase commitments

Derivative instruments

For U.S. GAAP, the Company adopted Statement of Financial Accounting Standards No. 133 (SFAS No. 133) effective January 1, 2001. SFAS No. 133 requires that all derivatives be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in a derivative’s fair value are recognized in the earnings of the current period unless specific hedge accounting criteria are met. Management has currently not designated any of the Company’s financial instruments as hedges for U.S. GAAP purposes under SFAS No. 133. Gains from hedges previously closed out are cla ssified in other comprehensive income on transition to SFAS No. 133.

A similar guidance has been introduced in Canada, Accounting Guideline 13, “Hedging Relationships”, (AcG 13) which is effective for the years beginning July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives. The effect of adopting this guideline has not yet been dete rmined.

c) Convertible debentures

Canadian GAAP requires that a portion of the convertible debentures be classified as equity. The difference between the carrying amount of the debentures and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. Under U.S. GAAP the debentures would be classified as a liability at their face value.

As described in note 8, a portion of the convertible debentures was settled during 2002, resulting in a gain of $463 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $294 and would be classified as an extraordinary item. During 2003 the outstanding balance was paid resulting in a loss of $227 under Canadian GAAP. Under US GAAP there would be no gain or loss on repayment of the outstanding convertible debentures.

d) Asset retirement obligation

SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued in June 2001. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 requires no restatement of prior year balances and the cumulative effect is included in the net loss for the year. Under SFAS 143, the cumulative effect for the change in accounting policy is recorded into loss for the period.

e) Stock based compensation

For US GAAP purposes, the Company has prospectively adopted the fair based method of accounting for stock based compensation in accordance with FAS 148. This application is consistent with the early application of CICA 3870 under Canadian GAAP (note 3). Accordingly there is no difference on accounting for stock based compensation under Canadian and US GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share amounts

f) Investments

Under US GAAP, marketable securities would be divided between held-to-maturity securities and available -for-sale securities. These securities classified as available -for-sale would be recorded at market value and the unrealized gain or loss would be recorded as a separate component of shareholders equity.

g) New accounting pronouncements

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150), which addresses how to classify and measure certain financial instruments with characteristics of both liabilities (or assets in some circumstances) and equity SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Adoption of SFAS No. 150 on July 1, 2003 had no impact on the Company’s financial position and results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FSAB issued Interpretation No. 46 Consolidation of Variable Interest Entities (FIN No. 46) (revised December 2003). FIN No. 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to only certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and the variable interest entities obtained after that date. It applies at the end of the first annual reporting period beginning after June 15, 2003, to variable interest in which an enterprise holds a variable interest which was acquired before February 1, 2003. Adoption of FIN No. 46 on January 1, 2004 will not materially impact the Company’s financial position or results of operations.

A similar guideline has been introduced in Canada, Accounting Guideline 15 “Consolidation of variable Interest Entities”. This guideline applies to annual and interm periods beginning on or after November 1, 2004. The Company is continuing to evaluate the potential impact of Accounting Guideline 15.

Other

In July 2003, the CICA released Section 1100 “Generally Accepted Accounting Principals”. This new Section establishes standards for financial reporting in accordance with generally accepted accounting principals. It describes what constitutes Canadian GAAP and its sources replacing “Financial Statement Concepts” paragraph 1000.59-61. Also in July 2003, the CICA released Section 1400, “General Standards of Financial Statement Presentation”. This section clarifies what constitutes fair presentation in accordance with the generally accepted accounting principles. Both these Sections are effective for fiscal years beginning on or after October 1, 2003 and the Company is currently evaluating their impact.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Please review this report with the Consolidated Financial Statements and accompanying Notes. All monetary amounts are in United States dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Eldorado Gold Corporation (“Eldorado”, the “Company”, “we” or “our”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The MD&A is comprised of ten key sections. The Overview provides a high level summary of Eldorado’s financial results, operating performance and financial condition. The Critical Accounting Policy section details the Company’s key accounting policies. The Critical Estimate section details the key estimates the Company utilizes in determining key financial information. The financial Results of Operations section provides a detailed analysis of key financial components. The Review of Operations section provides a detailed analysis of our operating results at the São Bento mine. The Summary of Quarterly Results and 4th Quarter Discussion details the revenue and net income (loss) figures for the past eight reporting quarters with a brief discussion summarizing the 4 th quarter results. The Liquidity and Capital Resources section describes the Company’s cash position and details the significant factors affecting our operating, investing and financing results. In the Risks and Uncertainties section, the risks associated with the business are identified, and the risk management programs in place to manage and mitigate exposures are discussed. The Outlook section outlines Eldorado’s key financial and operating plans for 2004. Finally the Non-GAAP Measures sections provides definitions for non-GAAP performance measures to reported GAAP measures.

MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The MD&A reviews the business of Eldorado Gold Corporation and compares its financial results for 2003 with those of the previous two years. In order to obtain a comprehensive understanding of the Company’s financial condition and results of operations, it is best to read the MD&A together with the consolidated financial statements and accompanying Notes starting on page 3. The auditors’ report to shareholders is on page 2.

Eldorado’s consolidated financial statements are expressed in United States (“U.S.”) dollars. All monetary amounts in this report are in U.S. dollars except where otherwise indicated.

The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and filed with appropriate regulatory authorities in Canada and the United States. Application of accounting principles generally accepted in the United States does not have a significant impact on our results of operations and financial position except as described in Note 16 to the consolidated financial statements (page 24 through 27).

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1. Overview

Eldorado is a North American based gold producer. We own and operate a gold mine in Brazil, develop gold mineralized properties into mines, explore for and/or acquire precious mineral properties for exploration. 2003 was a year in which the Company continued to strengthen its balance sheet, substantially advanced the

Kisladag Gold Project (“Kisladag Project”) in Turkey, increased the Company’s reserves and resources and created a new initiative in China.

We are focused on delivering value to our shareholders, and our share price increased 96% in 2003, beginning the year at Cdn$2.07 and ending the year at Cdn$4.05.

  The consolidated net loss under Canadian GAAP for 2003 was $45,033 or ($0.20) per share compared with net earnings of $1,778 or $0.01 per share in 2002 and a loss of $4,451 or ($0.04) per share in 2001. The loss in 2003 is due to three significant non-cash write-downs as follows:

2003

Impairment of long-lived assets, Sao Bento Mine	$39,520
Kaymaz Gold Project write-down	4,275
Inventory spare-parts write-down	850

$44,645

The Company booked a significant write-down in 2003 on its São Bento Mine (“São Bento” or “the Mine”), Minas Gerais, Brazil. Forecasted increase in cash costs, unfavorable drilling results, and the adoption of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3063 “Impairment of Long-Lived Assets” contributed to the total non-cash write-down of $39,520. A strengthening Brazilian Real (the “Real” or “$R”) combined with rising inflation rates prompted the Company to increase its forecasted cash cost. This increase alone translates to a write-down of approximately $17,000 using an average gold price of U.S. $365/oz. over a projected 5 year mine life. The Company has elected not to use inferred resources in the net asset value calculation at Sao Bento. However, the ore body is open at depth and drilling continues in 2004 with 18,000 meters planned to further extend resources. The exclusion of the inferred resources combined with the effect of discounting the Mine’s projected cash flows accounts for the remainder of this significant write-down.

  In 2003, the Company wrote-off its Kaymaz Gold Project (“Kaymaz”) from $4,275 to nil as at present Kaymaz is no longer technically viable as an onsite mine and gold recovery operation.
  An additional write-down of obsolete equipment inventories at the São Bento Mine of $850 combined to give the Company a net non-cash write-off of $44,645.
  On January 23, 2003 Eldorado’s common shares began trading on the American Stock Exchange. Effective March 21, 2003 Eldorado was added to the Standard and Poors/Toronto Stock Exchange (“S&P/TSX”) Composite Index and the Global Industry Classification Standard Sector – Material, Gold. We believe these milestones will broaden our shareholder base and provide added visibility as we continue with our plan of controlled, profitable and sustainable growth.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

  On April 1, 2003 the Company announced the results of the feasibility study for its 100% owned Kisladag Gold Project. The study prepared by Hatch Associates, Vancouver reported 4,532,000 ounces of proven and probable reserves. By the year-end, additional drilling efforts determined a 17% increase in reserves increasing proven and probable reserves to 5,310,900 ounces.

  In 2003 Kisladag received two significant permits from the Turkish Government, the Environmental Positive Certificate (the “Certificate”) and the Establishment Permit. The acceptance of the Environmental Impact Assessment report and the issuance of the Certificate was a major achievement in the permitting process and the receipt of the Establishment Permit provides approval for water use and effluent discharge plans, as well as defining the health protection zone and medical treatment facilities for the Kisladag Mine operation.

  On April 2, 2003 the Company announced its intention to deepen its shaft at São Bento (the “Shaft –Deepening Project”). The Shaft Deepening Project will deepen the shaft by approximately 370 meters at an estimated cost of $12,000 and will be funded through internally generated cash flows from the São Bento Mine. The Shaft Deepening Project began in the 2nd quarter of 2003 and completion is expected in 2005. This Shaft Deepening Project gives the Company the opportunity to extend the profitable life of the Mine, enable the maximum recovery of the existing reserve and will provide infrastructure for possibly extending beyond the existing reserve base.

  On July 29, 2003 Eldorado announced the results of the Optimization Study for its Kisladag Project. The Optimization Study, prepared by Hatch successfully demonstrated the opportunities to both improve the financial performance of the Kisladag Project and accelerate the expansion of the Kisladag Project to full production levels.
  On August 25, 2003 the Company closed a $55,320 (Cdn$77,500) dollar financing. The Company received net proceeds after payments of all expenses relating to the offering of $52,822 (Cdn$73,999). These funds will be used to complete the construction of the Kisladag Mine and for other general corporate purposes.
  On September 29, 2003 the Company eliminated its outstanding Convertible Debenture debt leaving the Company in a debt free position.
  In October 2003 the Company signed an agreement with the China National Gold Group Corporation (“CNGC”) for the exclusive right to review their portfolio of operating mines, development projects and exploration projects for a period of 5 months. The Company continues with this review which has been expanded to include joint reviews of other identified opportunities in China external to CNGC. Subsequent to the fiscal year-end the parties have agreed to extend this perio d of review to May 31, 2004.
  Eldorado is in excellent financial condition. The Company’s cash flow from operating activities is positive and at December 31, 2003 had $105,465 in cash and short-term deposits. We are debt free and our production currently remains un-hedged. This will allow our shareholders to participate fully in the rising gold price environment forecast to continue in 2004.
2.

Critical Accounting Policies

Eldorado’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing Eldorado’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates are related to the physical and economic lives of mineral assets, their recoverability, site restoration costs and related obligations.

Revenue Recognition

Eldorado recognizes revenue under the sales method. The sales method recognizes gold sales when delivery is made and title to the refined gold passes to the purchaser.

Property, Plant and Equipment / Exploration and Development

In accordance with its accounting policies in these areas, Eldorado capitalizes costs incurred on properties after it has been established that there is a mineral resource on a property. Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion over their estimated useful lives.

In 2003 the Company adopted the recommendation of CICA 3063.

Management’s estimates of mineral prices, recoverable proven and probable reserves, resources, operating capital and reclamation costs are subject to risks and uncertainties, which may affect the assessment of recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Asset Retirement Obligations

In 2003 the Company adopted a new accounting standard, CICA Handbook section 3110 (“CICA 3110”), “Asset Retirement Obligations” which requires that the fair value of liabilities for an asset retirement obligation be recognized in the period in which they are incurred.

Stock Based Compensation

In 2003 the Company adopted the fair value accounting based method for stock options.

3. Critical Accounting Estimates

The Company, in assessing the carrying values of its properties, utilizes three critical accounting estimates as follows:

Reserves and Resources

The Company utilizes only proven and probable reserves in its carrying value calculations. Proven and probable reserves are determined in accordance with National Instrument 43-101 (“NI 43-101”).

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Gold Price

The Company estimates the future price of gold based on historical trends and published forecasted estimates. Presently the Company’s five year plan assumes the following prices:

Gold price (US$/oz)

2004	2005	2006	2007	2008

400	375	350	350	350

The resulting average price is U.S. $365/oz.

Operating Costs

The Company determines its future operatin g costs in accordance with the Gold Institute Standard. Future operating costs however include estimates of currency foreign exchange and inflation trends.

4. Consolidated Financial Results of Operations Net income (loss)

2003                                                    2002                                                        2001

$ (45,033)                                            $ 1,778                                                $ (4,451)

Net income (loss)

The net loss reported in 2003 is a direct result of the significant non-cash write-downs of the São Bento Mine, the Kaymaz Gold Project, and obsolete equipment inventories. Write-downs of $39,520, $4,275 and $850 were booked respectively.

Gold operating earnings increased by 3.9% in 2003 to $11,924 compared with 2002 due primarily to a higher realized price per ounce which was offset by higher cash costs per ounce and lower sales volumes. Gold sales revenue was $34,528 in 2003 compared with $30,501 in the prior year reflecting a 4% decline in sales volume and a $55/oz. increase in the average realized price. Consolidated gold production decreased by 8.2% from 2002 levels due primarily to the commencement of the Shaft Deepening Project that began in 2003. The completion of the Shaft Deepening Project will facilitate mining both above and below the Mine’s 30th level. Consolidated total cash and production costs per ounce for the year were $241 and $356, respectively, compared with $189 and $282 respectively, in 2002. Increase in cash costs is a direct result of the strengthening Real, higher inflation rates and increased transportation costs as the mining is conducted beneath the present shaft bottom.

Revenues

The Company’s revenues consist of sales of gold bullion. Gold bullion was sold in 2003 to a number of large financial institutions.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Revenue
	2003	2002	2001

Gold	$34,528	$30,501	$31,498
Effects of Hedging	2,286	3,550	2,945

Total Gold Sales	$36,814	$34,051	$34,443

Interest and other income	1,415	5,245	944
	$38,229	$39,296	$35,387

The increase in this year’s gold revenue is due to higher realized price per ounce of gold sold by São Bento. This was offset by lower sales volumes and a lower hedging gain amortization. São Bento sold 95,544 ounces of gold in 2003 at a realized price of $361/oz. compared to 99,659 ounces in 2002 at a realized price of $306/oz. and 105,349 ounces in 2001 at a realized price of $299/oz.

In 2001, the Company liquidated its gold hedge position and we currently remain unhedged. The Company continues to sell its gold production at spot prices and anticipates higher gold prices in 2004. We are forecasting an average gold price of $400/oz. in 2004.

In 2004 the Company may consider a hedge position by entering into put option contracts that clearly benefit the Company’s position. Put options purchased by the Company establish a minimum sales price for the production covered by such put options and permit the Company to participate in any price increases above the strike price of such put options but do not limit the Company’s ability to benefit from a rising gold price.

Revenue includes a hedging gain for 2003 of $24/oz. compared to $36/oz. in 2002 and $28/oz. in 2001. The hedging gain results from the liquidation of a portion of the Company’s hedge book in the years 1998 through 2001. The funds obtained from these liquidations were used to reduce bank debt and fund working capital needs during the extended period of depressed gold prices. Canadian GAAP requires that gains or losses earned on liquidated gold hedges prior to the original scheduled delivery dates be recorded on the balance sheet and amortized to the Profit and Loss statements as originally scheduled. In 2003 a gain of $2,286 was amortized to the Profit and Loss statement. We will report a remaining hedging loss amortization of $329 in 2004.

Interest and Other Income

Interest and other income for 2003 were $1,415, compared with $5,245 in 2002 and $944 in 2001. The significant other income of $5,405 for 2002 and $500 for 2001 represent insurance funds received from Brasil Resseguros S.A. (the “IRB”) to repair the #2 autoclave at São Bento and for business interruption insurance during the repair offset by other expenses of $160. Interest income in the current year is a reflection of earnings on our substantial cash holdings. The Company is committed to continue to invest its unused funds in the most beneficial manner.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Expenses

	2003	2002	2001

Operating costs	$22,604	$19,027	$23,446
Depletion, depreciation and amortization	10,321	10,699	9,353
General and administrative	4,961	3,238	3,296
Exploration expense	1,956	1,078	508
Foreign exchange loss (gain)	(6,494)	1,046	173
Other	2,620	1,076	3,016

	$35,968	$36,164	$39,792

Operating expenses at São Bento were $22,604 for 2003 compared with $19,027 for 2002 and $23,446 for 2001. The Company’s operating expenses are derived from the total cash cost of production at São Bento that increased in 2003.

Increase in cash costs in 2003 is a direct result of a strengthening Real, the commencement of the Shaft Deepening Project and higher inflation rates.

Depreciation, depletion and amortization expenses of $10,321 are largely recorded on the life-of-mine method.

Corporate administration expense for 2003 were $4,961 compared to 2002 of $3,238 and $3,296 for 2001. Higher corporate administration expense in 2003 is a reflection of management’s commitment to provide value-added growth to the Company. Increased corporate activity dedicated to growth initiatives required additional staffing. Also contributing to higher administration expense was the strengthening of the Canadian dollar against the U.S. dollar. With most of our administration expenses based in Canadian dollars a strengthening of the Canadian dollar has a negative impact in the Company’s U.S. dollar expenses. Included in the general administration expense for 2003 are fees paid to PricewaterhouseCoopers totaling $475. These include audit services of $121, audit related activities of $33 and taxation services of $321. For 2004 the Company is forecasting an average exchange rate Cdn$/U.S.$ of 75 cents (Cdn$1.00= US$0.75). As a consequence of the continued strength of the Canadian dollar combined with the Company’s initiative to provide value added growth the Company is forecasting increased general and administrative expenses for 2004.

Exploration expenses for 2003 were $1,956 compared to $1,078 in 2002 and $508 in 2001. Prior to 2003 the Company had been severely limited by cash availability to pursue greenfield exploration opportunities. Most of our exploration expenditures during these years were in payment of landholding and care and maintenance costs in Brazil and Turkey. With the elimination of our debt and the substantial increase in our cash position, we are actively pursing new exploration targets in Brazil, Turkey and China. The Company intends to further increase its exploration budget in 2004.

In 2003 the Company recorded a substantial foreign exchange gain that resulted directly from Management’s decision to keep a substantial portion of the equity raised in Canadian dollars. The strengthening of the Canadian dollar vs. the U.S. dollar during the year created the realized gain. Management is forecasting a continued strengthening of the Canadian dollar in 2004 at present the Company continues to hold 52.5% of the total cash balance in Canadian dollars.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Income Taxes

Current tax recovery for 2003 was $1,107 compared to current tax expense of $1,121 in 2002 and $155 in 2001. The significant recovery in 2003 is a direct result of a partial reversal of the Brazilian withholding taxes on inter-company loans, resulting from the restructuring of our inter-company debt. We expect to complete the restructuring in 2004, which will result in the reversal of the remaining withholding tax liability.

Future income tax expense of $3,570 in 2003 relates to a future tax liability recorded due to the Real appreciation. The appreciation of the Real results in a gain on inter-company debt and therefore creates a future income tax liability. If the Real weakens in the future this deferred tax liability will be reversed.

Related Party Transactions

The Company has no related party transactions to report.

5. Review of Operations

São Bento Mine	2003	2002	2001

Operating Data[1]

Gold Production
Ounces	95,049	103,533	102,841
Cash Operating Costs ($/oz)[5]	$234	$184	$216
Total Cash Costs ($/oz)[2,5]	$241	$189	$221
Total Production Costs ($/oz)[3,5]	$356	$282	$306
Realized Price ($/oz sold)[4]	$361	$306	$299

São Bento Mine
Tonnes to Mill	374,130	381,295	417,609
Average Mill Grade (grams/tonne)	8.50	8.93	8.60
Average Recovery Rate (%)	92.00	92.60	91.40
1	Cost figures calculated in accordance with Gold Institute Standard
2	Cash Operating Costs plus royalties and the cost of off-site administration.
3	Total Cash Cost plus depreciation and amortization.
4	Excludes amortization of deferred gain.
5	Cash operatin g, total cash and total production costs are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities. Please see section “Non-GAAP measures” of this MD&A.

Cash and total production cost per ounce of gold are presented above in accordance with the Gold Institute Standard for the years ended December 31, 2003, 2002 and 2001. Consolidated cash and total production cost per ounce for gold mining operations have been derived from amounts included in sales revenues, cost of sales, and depreciation and depletion in the consolidated statements of earnings.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Average total cash costs for São Bento in 2003 were $241/oz. compared to $189/oz. in 2002 and $221/oz. in 2001. Total production costs were $356 /oz. in 2003 compared to $282 /oz. in 2002 and $306/oz. in 2001.

In 2003, as the Mine deepened and the ore body dipped away from the existing shaft bottom at the 23rd level, it became necessary for the Company to deepen the shaft at São Bento in order to sustain production levels and operating costs. In April 2003 the Company announced its intention to deepen the shaft down to the 28th level. The shaft deepening will provide the Mine with a bottom working elevation approximately 1,300 meters below surface. The Shaft Deepening Project is estimated to cost $12,000 and commissioning is forecast in the 2nd quarter of 2005. During the period required for the completion of the Shaft Deepening Project the Company announced its gold production would remain at a rate of approximately 95,000 ounces per year.

During 2003 2,500 meters of infill drilling and 15,000 meters of exploration drilling were completed at the Mine. Deeper drilling (below 32nd level) has identified a metabasite intrusive complicating continuity of mineralization at depth. Drilling will continue through 2004 with 18,000 meters designed to further quantify the extent of the disruption caused by the intrusive and extend and upgrade resources. As of December 31, 2003 São Bento reported Proven and Probable Reserves of 506,190 ounces and Inferred Resources of 265,211 ounces.

During 2003 the Company’s two autoclaves at São Bento operated at normal conditions. In 2002, São Bento completed a major repair of the #2 autoclave. The cost of the repair was covered by the Company’s insurance policy with the IRB. To settle the claim, the IRB paid São Bento $3,224 in the 4th Qtr of 2001 and $3,223 in the 1 st Qtr of 2002 for a total of $6,447 for repairs. Eldorado completed the repairs in March 2002 at a cost of $2,919 and $127 for taxes on parts. A difference of $3,401 was recorded to other income in 2002. During the shutdown of the #2 autoclave for repair the Company also received business interruption insurance of $3,497. Of this, $440 was credited to operating costs in 2001 and $1,053 in 2002 and the remainder $2,004 was recorded to other income in 2002.

Sao Bento Mine Gold Production Cost per Ounce

	2003	2002	2001

Direct mining expenses	$227	$186	$190
Currency hedging	-	-	25
Inventory change	1	4	(5)
Refining and selling costs	5	3	5
Vancouver costs	1	1	2
By-product credits	-	-	(1)
Business Interruption credit	-	(10)	-

Cash operating cost per ounce	$234	$184	$216

Royalties and Production taxes	7	5	5

Total cash costs per ounce	$241	$189	$221

Depreciation/Depletion	103	87	82
Foreign Exchange (Gain)/ Loss	12	6	3

Total production costs per ounce	$356	$282	$306

On May 25, 2001, the Brazilian government issued a decree reducing electricity usage. Effective June 1, 2001, São Bento was subject to electrical power rationing of 80% of the Mine’s normal usage. On March

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

1, 2002, the Brazilian government lifted the restriction on the consumption of electrical power. With these lifted power restrictions and the completion of the #2 autoclave repair, São Bento returned to full production during the second quarter of 2002. In 2003 São Bento faced no power restrictions. For 2004 we do not anticipate a power restriction.

The continued weakening of the Real from an average of 2.35 in 2001 and an average of 2.92 in 2002 benefited the Company with lower cash costs. 70% of São Bento’s cash cost profile is denominated in the Real, with the remaining 30% in U.S. dollars. A 10% weakening of the Real without corresponding inflation translates into approximately a $13 /oz. reduction in cash cost on 100,000 ounces of production. However, in 2003 the Real strengthened significantly, from 3.52 per U.S. dollar on January 1st 2003 to 2.88 per U.S. dollar on December 31, 2003. The appreciation of the Real by approximately 18% in 2003 plus higher than anticipated inflation rates in local currency and increased transportation costs as the ore body dipped away from the existing shaft had a negative impact in our cost structure, hence our higher cash costs per ounce in 2003. Lower gold production also contributed to higher cash costs per ounce.

6. Summary of Quarterly Results and 4th Quarter Review

2003	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenue	$9,592	$9,841	$9,348	$9,448
Net income (loss)	$(47,241)	$(1,323)	$1,640	$1,891

Basic (loss) Income per share - U.S.	$(0.21)	(0.01)	0.01	0.01
Diluted (loss) Income per share - U.S.	$(0.21)	(0.01)	0.01	0.01

2002	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Revenue	$10,180	$10,609	$12,352	$6,155
Net income (loss)	$(1,651)	$1,374	$2,348	$(293)

Basic (loss) Income per share - U.S.	$(0.02)	0.01	0.02	0.00
Diluted (loss) Income per share - U.S.	$(0.02)	0.01	0.02	0.00

In the 4th quarter of 2003 the Company reported three significant non-cash write-downs relating to the São Bento Mine, the Kaymaz Gold Project, and obsolete equipment inventories. Write-downs of $39,520, $4,275 and $850 were booked respectively.

7. Liquidity and Capital Resources

Cash from Operations

Eldorado’s cash from operation for 2003 was $3,646 compared to $9,288 in 2002 and $13,029 in 2001. The decrease in cash is due to increased general and administrative expense and exploration expense in the current year. The increase is reflective of the Company’s initiative to grow and expand its operations in countries where we believe there is substantial geological potential. We are budgeting increases in both these areas in 2004.

Cash and Financial Conditions

Eldorado’s cash position including term deposits increased from $37,627 at December 31, 2002 to $105,465 at December 31, 2003. The Company’s working capital was $107,137 as at December 31, 2003 compared with a working capital of $36,648 as at December 31, 2002. In September 2003 Eldorado redeemed in advance $7,150 in Convertible Debenture debt due on November 4, 2004. Currently the Company is in a debt and hedge free position with no off balance sheet financing structures in place. This 39

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts positions the Company to continue with its strategy for value added growth. Cash is available to fund construction of the Kisladag Mine and to continue with greenbelt exploration in Brazil, Turkey and China.

In addition, operating costs year on year increased at the São Bento Mine by approximately 5.5%. The increase in operating costs is a direct result of a strengthening Real and increased inflation.

Finally in 2002 additional cash was generated due to the receipt of funds on the settlement of the IRB insurance claim.

We are forecasting in 2004 $14,000 cash from operations at São Bento before sustaining capital, at a gold price of $400 per ounce.

Investing Activities

During 2003, Eldorado spent $14,191 on investing activities, of which $8,973 were on property, plant and equipment at São Bento, $3,604 on mineral properties and deferred development in Turkey and $1,196 on investments.

In 2003 São Bento commenced the Shaft Deepening Project presently scheduled for completion in 2005.
The completion of the Shaft Deepening Project will facilitate mining both above and below the Mine’s
30th level.

Capital Expenditures
	2003	2002	2001

São Bento Mine	$8,973	$5,334	$4,513

Kisladag Development	$3,494	$2,213	$1,131
Others	528	72	100

Total	$4,022	$2,285	$1,231

Financing Activities

In 2003, the Company repaid its outstanding Convertible Debenture debt of $7,150.

In August of 2003 the Company completed a financing for a total of $52,822 net of fees. In December 2003 a total of 19,520,416 shares were issued for warrants issued as a result of the December 2002 financing generating an additional $24,352 of cash. Over the past three years we have raised $126,590, net of fees, in public financing, which has been used to eliminate debt and fund Eldorado’s ongoing operations and development.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

Proceeds from the Issue of Common Shares
	2003	2002	2001

Public Financing	$52,822	$42,536	$-
Warrants Conversion	24,496	5,008	-
Options Exercised	1,301	468	5
Return to Treasury	-	(46)	-
Total Cash Raised	$78,619	$47,966	$5

8. Risks and Uncertainties

Gold Price

Eldorado’s profitability is linked to the price of gold as its revenues are derived primarily from gold mining. Gold prices are affected by numerous factors beyond our control, including central bank sales, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions and production costs. Worldwide gold production levels also affect gold prices. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities.

Exploration and Development

The costs and results of Eldorado’s exploration and development programs affect its profitability and value. As mines have limited lives based on proven reserves, Eldorado actively seeks to replace and expand its reserves, primarily through exploration and development of its existing operation and, in the future, construction of operatin g gold mines in Turkey at the Company’s wholly owned properties of Kisladag and Efemçukuru. Exploration for minerals involves many risks and may not result in any new economically viable mining operations or yield new reserves to replace and expand current reserves.

Based on current production rates, São Bento can sustain production from its current reserves and resources for approximately five years.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Operational

The Company’s São Bento operation is located in Brazil and incurs medium political risks. The business of gold mining involves many operational risks and hazards. Through high operational standards, emphasis on training and continuous improvement, Eldorado works to reduce the mining risks at São Bento. The Company maintains adequate insurance to cover normal business risk. The São Bento Mine currently accounts for all of Eldorado’s gold production and revenue. Any adverse development affecting São Bento would have an adverse effect on the Company’s financial performance.

Environmental

Eldorado’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Eldorado is required to obtain

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts governmental permits and provide associated financial assurance to carry on certain activities. Eldorado is also subject to various reclamation-related conditions imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

While Eldorado has budgeted for future capital and operating expenditures to maintain compliance with environmental laws and permits, there can be no assurance that these laws will not change in the future in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations.

Laws and Regulations

Eldorado’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters. Such laws and regulations are subject to change and can become more stringent and costly. Eldorado draws on the expertise and commitment of its Management team, their advisors, its employees and contractors to ensure compliance with current laws and foster a climate of open communication and co-operation with regulatory bodies.

Currency Fluctuations

Eldorado’s operating results and cash flows are affected by changes in the U.S.$/Real exchange, the U.S$./Turkish Lira (“Lira”) exchange rate, and the U.S.$/Canadian dollar exchange rate as substantially all revenues are earned in U.S. dollars but the majority of the operating and capital expenditures are in Reals, Lira or Canadian dollars.

Political Risk

Eldorado conducts operations in a number of countries, namely Brazil, Turkey and China. These operations are potentially subject to a number of political, economic and other risks. Eldorado is not able to determine the impact of political, economic or other risks on its future financial position.

9. Outlook

The Company anticipates continuing operations at São Bento for 2004 and beyond. In 2004, we are planning to produce 95,000 ounces of gold at a cash cost of $245/oz. The Shaft Deepening Project at São Bento continues according to plan, which will provide access to reserves and resources at the deeper levels of the Mine. The Company expects to complete the Shaft Deepening Project in 2005.

The Company is in the process of completing land acquisitions for its Kisladag Project in Turkey. Construction permitting is anticipated to be completed in the 2 nd Qtr of 2004, which will enable the Company to begin construction of the Kisladag Mine in the 2nd Qtr of 2004 as planned. The Company is forecasting gold production to begin in 2005.

The Company is currently proceeding with completing an Environmental Impact Assessment for its Efemcukuru Gold Project. Upon receipt of a positive certificate from the Minister of Environment, the Company plans to commence additional drilling on the property, in preparation of completing a feasibility study in 2005.

By the end of June 2004 the Company will have completed its review of CNGC’s portfolio and may begin to pursue activities to establish a permanent operating base in China to forward its intention to become a gold producer in China.

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

10. Non – GAAP Measures

Eldorado Gold Corporation has included certain non-GAAP performance measures throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlike ly to be comparable to similar measures presented by other companies. Eldorado believes that, in addition to conventional measures, prepared in accordance with Canadian

Management’s Discussion and Analysis

Year ended December 31, 2003, 2002 and 2001

Expressed in thousands of U.S. dollars except per share and per ounce amounts

GAAP, certain investors use this information to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. Set out below are definitions for these performance measures and reconciliation’s of the non-GAAP measures to reported GAAP measures.

Unit costs:

A reconciliation of costs per ounce of gold produced; calculated in accordance with the Gold Institute Standard to the cost of sales and depletion, depreciation and amortization is included below:

2003			Cash Operating	Total Cash	Total Production
			Cost	Cost	Cost

Operating Cost (Income Statement)			$22,604	$22,604	$22,604
Royalties & Production Taxes			(652)	-	-
Depreciation & Amortization			-	-	9,830
Foreign Exchange (gain) loss			-	-	1,101
Reconciliation adjustment (Note 1)			300	300	300
Operating cost base for calculation			$22,252	$22,904	$33,835

Gold Produced	Oz		95,049	95,049	95,049

Operating cost base / Gold Produced	$	/oz	$234	$241	$356

2002			Cash Operating	Total Cash	Total Production
			Cost	Cost	Cost

Operating Cost (Income Statement)			$19,027	$19,027	$19,027
Royalties & Production Taxes			(555)	-	-
Depreciation & Amortization			-	-	9,034
Foreign Exchange (gain) loss			-	-	536
Reconciliation adjustment (Note 1)			573	573	573
Operating cost base for calculation			$19,045	$19,600	$29,170

Gold Produced	Oz		103,533	103,533	103,533

Operating cost base / Gold Produced	$	/oz	$184	$189	$282

Note:

1) Reconciliation adjustment is a result of refining losses, the difference between gold produced and gold sold, and inventory change adjustments.